1335732 Document Control

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

DIVISION OF
MARKET REGULATION

06022804

January 11, 2006

Act	34 Act
Section	Reg M
Rule	102
Public Availability	1/11/06

Lauren Burnham Prevost
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, GA 30326

RECD S.E.C.

2006

1086

Re: United Development Funding III, LP
TP No. 06-27

Dear Ms. Prevost:

We are responding to your letter dated January 11, 2006, as supplemented by conversations with the staff, with regard to your request for exemptive relief. Our response is attached to the enclosed photocopy of your correspondence to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Response:

As a consequence of the continuous offering of the Partnership's units, the entity will be engaged in a distribution of securities pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of units by the Partnership, or any affiliated purchaser of the Partnership are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Partnership to repurchase units under the Redemption Program while the Partnership is engaged in a distribution of units. In granting this exemption, we considered the following facts, among others:

- except in the limited instance of death or bankruptcy or involuntary exigent circumstances of a limited partner, limited partners must have held the units for at least one year to participate in the Redemption Program;

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

RECD S.E.C.
JAN 26 2006
1086

- there is no trading market for the Partnership's units;
- the Partnership will redeem units at a price equal to or lower than, and fixed in relation to the public offering price of its units;
- the Partnership will use no more than 1% of its operating cash flow from the previous fiscal year, plus any proceeds from its Reinvestment Plan to redeem units;
- the Partnership will not redeem more than 5% of the weighted average number of units outstanding during the twelve-month period immediately prior to the date of redemption; and
- the terms of the Redemption Program will be fully disclosed in the prospectus.

This exemption is subject to the condition that the Partnership shall terminate the Redemption Program during the distribution of the Partnership's units if a secondary market for such units develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 102 to the Redemption Program as described above. The Redemption Program should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exhange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Partnership. The Division of Market Regulation expresses no view with respect to any other question that the Redemption Program may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Redemption Program.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,

James A Brigagliano

James A. Brigagliano
Assistant Director
Office of Trading Practices and Processing

MORRIS, MANNING & MARTIN, LLP
ATTORNEYS AT LAW

January 11, 2006

Lauren Burnham Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

VIA FACSIMILE AT (202) 772-9355
AND VIA FEDERAL EXPRESS

Mr. James Brigagliano, Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
Stop 6628
100 F Street, N.E.
Washington, D.C. 20549

Re: United Development Funding III, L.P. Request for Relief under Rule 102(e) of Regulation M

Dear Mr. Brigagliano:

We are counsel to United Development Funding III, L.P. (the "Partnership"). On behalf of the Partnership, we request that the Division of Market Regulation grant the Partnership an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to redemptions by the Partnership of units of limited partnership interest pursuant to its proposed unit redemption program (the "Redemption Program").

United Development Funding III, LP.

The Partnership is a newly organized Delaware limited partnership formed primarily to generate current interest income by investing in mortgage loans. The Partnership expects to derive a substantial portion of its income by originating, purchasing, participating in and holding for investment mortgage loans made to persons and entities for the acquisition of parcels of real property to be developed as single-family residential lots that will be marketed and sold to home builders. The Partnership intends to concentrate on making development loans to single-family lot developers who sell their lots to national and large regional home builders and to the home builders themselves.

The Partnership has filed a registration statement (Registration No. 333-127891) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to 17,500,000 units of limited partnership interest. Up to 12,500,000 of the units are being registered in connection with an initial public offering (the "Offering") and 5,000,000 of the units are being registered in connection with the Partnership's distribution reinvestment plan (the "Reinvestment Plan"). The Partnership proposes to sell the units in the Offering and under the Reinvestment Plan at an offering price of $20.00 per unit. The Registration Statement has not yet been declared effective by the Commission and, therefore, the Partnership has not commenced the Offering.

Atlanta
404.233.7000
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
Fax: 404.365.9532
With offices in
Washington, D.C.
Charlotte, North Carolina

The Partnership does not plan to cause its units of limited partnership interest to be listed for trading on any national securities exchange or for quotation on The Nasdaq National Market System, nor does it anticipate that such units will be the subject of bona fide quotes on any inter-dealer quotation system or electronic communication network. To provide limited partners with limited liquidity for their units under certain circumstances, the Partnership intends to adopt the Redemption Program. If a secondary trading market does develop, however, the Partnership will terminate the Redemption Program.

The Redemption Program

The terms of the Partnership's proposed Redemption Program are fully disclosed in the Registration Statement. The Partnership's general partner has delayed the implementation of the Redemption Program until the earlier of the (1) completion of the Offering (approximately two years from the effective date of the Offering) or (2) receipt of the relief requested by this letter.

Pursuant to the terms of the Redemption Program, a limited partner who has held units of limited partnership interest for at least one year may, with appropriate notice, present all or any portion of such limited partner's interest for repurchase, subject to the minimum holding requirements described below; provided, however, that the minimum number of units that must be presented for redemption must be at least 25% of the holder's units. The Partnership's general partner may, in its sole discretion, waive the one-year holding requirement upon a limited partner's death or bankruptcy or due to other involuntary exigent circumstances. In no event will units owned by the Partnership's general partner or its affiliates be repurchased pursuant to the Redemption Program.

If the Partnership has sufficient excess funds, it is anticipated that it will redeem units of limited partnership interest on a quarterly basis. The Partnership's general partner will determine whether the Partnership has sufficient excess funds to redeem units. If the Partnership does not have sufficient funds set aside to accommodate all of the redemption requests made, then requests will be honored among all requesting limited partners in any redemption period, as follows: first, pro rata as to redemptions upon the death of a limited partner; next, pro rata as to redemptions to limited partners who demonstrate, in the discretion of the general partner, another involuntary exigent circumstance, such as bankruptcy; and, finally, pro rata as to other redemption requests, if any, until all other requests for redemption have been met. Because redemption is to be made generally on a pro rata basis and priority is given only where the Partnership does not have sufficient funds set aside to accommodate all redemption requests, and only to limited partners who are subject to events beyond their control, investors will not be pressured to seek redemption at any particular time and no investor will be able to control his or her priority status. As a result, the Redemption Program will not pose selling pressures or otherwise incentivize limited partners to take actions to attempt to influence their redemption priority status.

In order to further minimize the possibility of any limited partner being subjected to pressure to sell his or her units, a limited partner or his or her estate, heir or beneficiary that is not able to sell as a result of the Partnership having limited funds may either (1) withdraw the request for redemption, or (2) ask that the request for redemption be honored at such time, if any, that sufficient funds become available.

The number of units that the Partnership may redeem under its Redemption Program will be limited in two ways. First, the Partnership may use no more than 1% of its operating cash flow from the previous fiscal year, plus any aggregate net proceeds from its Reinvestment Plan to redeem units. Second, the Partnership may not redeem more than 5% of the weighted average number of units of limited partnership interest outstanding during the twelve-month period immediately prior to the date of redemption.

Except as described below for redemptions upon the death of a limited partner, the purchase price for the redeemed units, for the period beginning after a limited partner has held the units for a period of one year, will be (1) 92% of the purchase price actually paid for any units held less than two years, (2) 94% of the purchase price actually paid for any units held for at least two years but less than three years, (3) 96% of the purchase price actually paid for any units held at least three years but less than four years, (4) 98% of the purchase price actually paid for any units held at least four years but less than five years and (5) the lesser of the purchase price actually paid for units held at least five years or the then-current fair market value of the units as determined by the most recent annual valuation. The purchase price for redeemed units will be offset by any amounts previously distributed to the redeeming limited partner in respect of the redeemed units as a return of his or her capital contributions. Notwithstanding the foregoing, in no event will the total amount paid for redeemed units, including any amounts previously distributed to the redeeming limited partner in respect of the redeemed units as a return of capital, exceed the then-current offering price on the date of redemption.

Upon the death of a limited partner who is a natural person, the Partnership will redeem units after receiving written notice from the estate of the deceased limited partner or recipient of the units through bequest or inheritance. The written notice must be received within 180 days after the death of the limited partner. The purchase price for units redeemed by the Partnership upon the death of a limited partner will be the lesser of (1) the price the limited partner actually paid for the units or (2) the then-current fair market value of the units as determined by the most recent annual valuation. The price the Partnership will pay for units redeemed upon the death of a limited partner will be offset by any amounts previously distributed to the deceased limited partner, or his or her estate, in respect of such units as a return of capital contributions. Notwithstanding the foregoing, in no event will the total amount paid for redeemed units, including any amounts previously distributed to the deceased limited partner, or his or her estate, in respect of the redeemed units as a return of capital, exceed the then-current offering price on the date of redemption. The Partnership will redeem units upon the death of a limited partner only to the extent that sufficient funds are available to fund such redemptions.

The Partnership will not actively solicit redemptions; its role in the Redemption Program will be ministerial and merely to facilitate redemption requests. Units repurchased by the Partnership will become authorized but unissued units. The Partnership will not reissue the units without registration under the Securities Act or an exemption therefrom. The Redemption Program is only intended to provide limited interim liquidity for limited partners until the Partnership's liquidation, since there is no public trading market for the units nor is any market expected to develop. The general partner of the Partnership reserves the right in its sole discretion at any time to (1) waive the one-year holding period in the event of the death or bankruptcy of a limited partner or other exigent circumstances,

(2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) terminate, suspend and/or reestablish the Redemption Program. The Partnership's general partner will determine whether to waive the one-year holding period based on individual circumstances, and will not make any plan to waive the holding period for any limited partner in advance of the occurrence of such requisite circumstances.

Discussion

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers from, among others things, bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a distribution while such distribution is underway. Rule 102(e) of Regulation M, however, authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Partnership respectfully requests that the Division of Market Regulation grant it an exemption from the prohibitions of Rule 102 of Regulation M, thereby permitting the Partnership to effect redemptions under its Redemption Program. The Partnership will not actively solicit units for redemption, and redemptions will not be made with the purpose of and will not have the effect of manipulating the price of the Partnership's units of limited partnership interest.

The Partnership has no current plans to cause its units of limited partnership interest to be listed on any securities exchange or The Nasdaq National Market, nor does it anticipate that such units will be the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. The Redemption Program was created solely to address this illiquidity by providing limited partners of the Partnership with a vehicle through which, after having held units for at least one year, they could liquidate all or a portion of their investment in the Partnership's units of limited partnership interest. Should a secondary trading market for the Partnership units develop, the Partnership will terminate the Redemption Program.

Although limited partners of the Partnership are apprised of the availability of the Redemption Program at the time they purchase their units by means of a description in the prospectus, the Partnership will not actively solicit its limited partners' participation in the program. Limited Partners desiring to present all or a portion of their units for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Partnership. In addition, the Partnership's only role in the program will be the ministerial facilitation of redemption requests. To date, no units of limited partnership interest have been issued to the public by the Partnership and no units have been redeemed pursuant to the Redemption Program.

Repurchasing units under the Redemption Program during the Offering would not manipulate the Partnership's unit price because the repurchase price under the Redemption Program will be fixed at an amount less than or equal to the offering price of the Partnership's units of limited partnership interest. Moreover, the scope of the Redemption Program is limited by (1) a percentage of the Partnership's operating cash flow from the previous fiscal year set at 1%, plus any proceeds from purchases of units under its Reinvestment Plan and (2) the prohibition on redemptions in excess of

5% of the weighted average number of units outstanding during the twelve-month period immediately prior to the date of redemption. The potential for manipulation is further reduced by the Redemption Program's one-year holding requirement. These and all other terms of the Redemption Program are clearly set forth in the Registration Statement.

Furthermore, because purchasers in the Offering must die to take advantage of the special redemption terms applicable upon the death of a limited partner, the more favorable terms available in such situations would not have a manipulative effect on the Partnership's unit price.

The Partnership believes that the relief it requests in this letter is consistent with the relief granted by the Division of Market Regulation in **Paladin Realty Income Properties, Inc.** (October 14, 2004), **Orange Hospitality, Inc.** (September 9, 2004), **Hines Real Estate Investment Trust, Inc.** (June 18, 2004), **CNL Retirement Properties, Inc.** (May 19, 2004), **CNL Income Properties, Inc.** (March 11, 2004), **Wells Real Estate Investment Trust II, Inc.** (December 9, 2003), **Inland Western Retail Real Estate Trust, Inc.** (August 25, 2003), **T REIT, Inc.** (June 4, 2001) and **CNL American Properties Fund** (August 13, 1998) under Regulation M and in **Excel Realty Trust, Inc.** (May 21, 1992) under former Rule 10b-6. In particular, except for some features of the Redemption Program pertinent to the limited instances of the death or bankruptcy (or due to other involuntary exigent circumstances) of a limited partner, we note that (1) the Partnership's limited partners must hold units of limited partnership interest for at least one year to participate in the Redemption Program at all; (2) there is no trading market for the units of limited partnership interest and the Partnership will terminate its Redemption Program in the event a secondary market for its units develops; (3) for just under five years after any investor has purchased units pursuant to the Offering, the units will be repurchased at a price that is less than the price of the units paid by the investor in the Offering, and thereafter the redemption price will be the lesser of the purchase price actually paid for units held at least five years or the then-current fair market value of the units as determined by the most recent annual valuation; (4) the number of units to be repurchased under the Redemption Program will not exceed, during any calendar year, 5% of the Partnership's weighted average number of units of limited partnership interest outstanding during the twelve-month period immediately prior to the date of redemption; and (5) the terms of the Redemption Program are fully disclosed in the Registration Statement.

The Partnership believes the requested relief is consistent with relief granted in **Panther Partners, L.P.** (March 3, 1994) and **Dean Witter Cornerstone Funds II, III and IV** (June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (1) no secondary market existed or was expected to develop for the limited partnership interests; (2) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners; (3) the limited partnership interests were repurchased at prices that were based on the valuation of the partnerships' net assets; and (4) the repurchase programs were to be terminated in the event a secondary market developed. The Partnership believes that its proposed Redemption Program is consistent with the programs described in the aforementioned cases and, similarly, poses a very low risk for the type of manipulative acts and practices that Regulation M and former Rule 10b-6 were promulgated to prevent.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (404) 504-7744 or my colleague Seth K. Weiner, Esq. at (404) 504-7664.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

Lauren Burnham Prevost

Lauren Burnham Prevost

LBP/smc

cc: Amanda McManus, Esq., Division of Corporation Finance
Hollis M. Greenlaw, Esq.
Seth K. Weiner, Esq.